NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE April 6, 2011 Ref: 9-2011

Rare Element Reports Final REE Assay Results from 2010 Drilling at the Bull Hill SW and Bull Hill NW Resource Areas

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) is pleased to announce the final rare earth element (REE) assay results from the last fifteen drill holes completed during its 2010 core drilling program at the Company's 100% owned Bear Lodge property, located in northeastern Wyoming, USA (Figure 1). The current results are from the Bull Hill Southwest resource area (six core holes), the Bull Hill NW resource area (seven core holes), and a Conceptual Carbonatite Plug target area west of Bull Hill (two core holes). Results of REE assays from a 2009 hole, which was recently analyzed, in the Bull Hill SW area are also summarized.  An NI 43-101-compliant resource estimate for the Bull Hill SW and Bull Hill NW resource areas was completed in May 2010, and the complete results from the 2010 drilling program will be incorporated into an updated NI 43-101 compliant resource model scheduled for release during the second quarter of 2011. The objectives of the 2010 drilling program were to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW and Whitetail Ridge target areas. Previous assay results from the Bull Hill SW resource area, Bull Hill NW resource area, the Whitetail Ridge REE target area, and a new target area northwest of Whitetail Ridge were reported in a series of news releases dated 15 September and 9 November 2010, and 10 January and 7 February 2011.

Highlights from the current group of assays include the following intercepts:

Bull Hill SW Resource Area

RES10-44 -

87ft @ 7.12% TREO (includes 55’ @ 10.13% TREO)

RES10-45 -

37ft @ 9.57% TREO (includes 10’ @ 20.14% TREO)

RES10-46 – 115ft @ 4.58% TREO (includes 19’ @ 14.09% TREO)

RES10-47 – 407ft @ 3.77% TREO (includes 46.5ft @ 6.36% TREO; 10ft @ 10.29% TREO; and 10ft @ 12.52% TREO)

RES10-49 – 125ft @ 4.83% TREO (includes 38.5ft @ 10.78% TREO)

Bull Hill NW Resource Area

RES10-52 – 28ft @ 4.02% TREO

RES10-54 – 74ft @ 2.78% TREO

RES10-60 – 28ft @ 4.68% TREO

 47ft @ 5.95% TREO

 54ft @ 2.95gpt Au (includes 12ft @ 11.85gpt Au)

Carbonatite Plug Target Area

RES10-51 – 26ft @ 3.56% TREO

RES10-57 – 46.5ft @ 2.74% TREO

 24.7ft @ 4.09% TREO

 43ft @ 2.97% TREO

Jim Clark, Vice President of Exploration states: “Taken as a whole, the 2010 drilling program was tremendously successful, and this last batch of assay results emphasizes that success. The results continue to demonstrate the continuity of the mineralized bodies and show that the Bull Hill SW deposit is open to the southeast along strike and down-dip. The Bull Hill SW dike swarm exhibits excellent grade over significant widths. The results from drill holes RES10-51 and RES10-57 suggest that the dike swarm may continue west of the Bull Hill drainage, a zone interpreted previously as a fault (West Bull Hill fault), and open a new area of concentration for the 2011 drill program. The specific structural controls for REE mineralization in the Bull Hill NW resource area remain elusive and another focus for the Company’s 2011 drilling. Our interest in Bull Hill NW is also piqued by the intercept of significant gold mineralization in drill hole RES10-60, where the highest grade (12 ft @ 11.85 gpt Au) is contained within a silicocarbonatite dike. We expect 2011 to be another exciting year for the Company as we advance the Bear Lodge project.”

Drilling Results

The REE deposits in the Bear Lodge Mountains of northeastern Wyoming occur within a large alkaline igneous complex that domes overlying older  sedimentary rocks. The REE mineralization is hosted in dike and veinform carbonatitic intrusive bodies and their near-surface oxidized equivalents (FMR). FMR refers to the major constituents of the highly oxidized, former carbonatite dikes that occur in the depth range between the surface and 300-500 feet (91 – 152 meters) beneath the surface– F (FeOx)-M (MnOx)-R (REE minerals). The FMR bodies contain little or no matrix calcite. A zone of variably oxidized carbonatite with minor to significant matrix calcite is termed transitional carbonatite. This zone has uneven thickness and occurs beneath the FMR zone and above the deeper zone of unoxidized carbonatite.

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, and neodymium), and economically important quantities of several of the “heavy” REE (europium, dysprosium, and terbium).

Bull Hill SW Resource Area

REE mineralization in the Bull Hill SW resource area is contained within intrusive dikes, veins, and stockwork of FMR, transitional carbonatite, and carbonatite that invade heterolithic intrusive breccia of the Bull Hill diatreme. Stockwork refers to a rock cut by a network of small veins or dikes that contain the mineralization. Most of the REE mineralization in the current set of drill holes occurs within FMR dikes and veins.

Six of the seven holes reported here were drilled along a bearing of N45ºE from a series of sites on a resource evaluation grid established for the Bull Hill SW deposit in conjunction with Ore Reserves Engineering, the Company’s resource estimation consultant (Figure 1). One hole was drilled on the grid along a bearing of S45ºW. The bearing, inclination, and significant assay intercepts from the REE-mineralized sections for each of the drill holes are summarized in Table 1 below.

Table 1. Summary of new REE-mineralized drill intercepts at the Bull Hill SW Resource Area:

Drill hole RES09-19 (N45E, -45º; total depth 215 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
21-36.5	15.5	9	FMR stockwork	1.78
62-70.5	8.5	5	FMR dike and stockwork	2.03
159-164	5	3.5	FMR stockwork	3.78
185-191	6	3	FMR veins	2.06

* Note: Drill hole RES09-19 was left open at the end of the 2009 field season for completion in 2010. It was decided in 2010 not to re-enter the hole. Hence assays were performed in 2010.

Drill hole RES10-44 (N45E, -60º; total depth 510.5 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
100-105.5	5.5	4.2	FMR dike	7.41
145-149	4	2.6	FMR dike	14.52
247-334	87	56	Transitional carbonatite dike and stockwork	7.12 (includes 55 ft @ 10.13% TREO)
375-382	7	4.5	FMR dike	3.13
437-487	50	32	FMR dikes and stockwork	1.76
501-505.5	4.5	3.7	FMR dike	8.63

Drill hole RES10-45 (N45E, -45º; total depth 490 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
119-124	5	2.5	FMR stockwork	2.25
188-225	37	28	FMR dikes and stockwork	9.57 (includes 10 ft @ 20.14% TREO)
261-290	29	22	FMR stockwork	1.63
402-422	20	15	FMR dikes and stockwork	4.92

Drill hole RES10-46 (N45E, -45º; total depth 580 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
135-151	16	14	FMR veins and stockwork	1.61
215-330	115	95	FMR dikes, veins, and stockwork	4.58 (includes 19 ft @ 14.09% TREO)
368-380	12	10	FMR dikes and stockwork	1.65
416-422	6	5	FMR stockwork	2.36

Drill hole RES10-47 (N45E, -70º; total depth 752 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
121-132	11	8	FMR dike and stockwork	3.14
219-626	407	311	FMR dikes and stockwork (219-291ft); transitional carbonatite dikes and stockwork (291-626ft)	3.77 (includes 46.5 ft @ 6.36% TREO; 10 ft @ 10.29% TREO; and 10 ft @ 12.52% TREO)

Drill hole RES10-49 (N45E, -45º; total depth 510 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
48-87	39	30	FMR dikes and stockwork	4.12 (includes 9 ft @ 11.36% TREO)
222-347	125	68	Transitional carbonatite dike (222-249ft); FMR dikes and stockwork (249-347ft)	4.83 (includes 38.5 ft @ 10.78%TREO)
419-485	66	48	Transitional carbonatite dikes and stockwork	1.59

Drill hole RES10-50 (S45W, -45º; total depth 449 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
53.5-85	31.5	24	FMR dikes and stockwork	2.49
123-167.5	44.5	39	FMR dikes and stockwork	3.69
213-221.5	8.5	6	FMR dikes and stockwork	4.17
261-269	8	5.7	FMR vein stockwork	2.95
313.5-331	17.5	9	FMR dikes and stockwork	4.46
385-404	19	11	Transitional carbonatite dikes	6.48

Drilling results confirm that the target FMR and carbonatite bodies exhibit strong REE mineralization over a strike length of more than 1400 feet (426m). Interpretive correlations of drill intercepts suggest a structural bias toward vertical or near vertical dips and a transitional change in strike from northwesterly to almost due north in the northern part of the resource area. The results from drill holes RES10-46, RES10-47, and RES10-57 suggest that mineralized veins, dikes, and associated stockwork zones continue to the west across the Bull Hill drainage with little or no offset. Until these recent results from deep drilling west of the drainage, it was thought that the drainage represented a structure (West Bull Hill fault) that significantly offset or terminated the REE-mineralized dike swarms at the Bull Hill SW resource area.

Bull Hill Northwest Resource Area

REE mineralization in the Bull Hill NW resource area is contained within intrusive dikes, veins, and stockwork of FMR, transitional carbonatite/silicocarbonatite, and carbonatite/silicocarbonatite that invade trachytic and phonolitic intrusive rocks of the Bear Lodge alkaline complex. Silicocarbonatite is a carbonatite-related rock that carries abundant silicate mineral phases dispersed in the carbonate matrix, in this case primarily biotite and K feldspar. Significant results from the current set of drill holes in the Bull Hill NW resource/target area are reported in Table 2.

Table 2. Summary of new REE-mineralized drill intercepts in the Bull Hill NW Resource Area:

Drill hole RES10-52 (N90W, -60º; total depth 687 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
97.5-102.5	5	2	FMR dike	3.70
275-301	26	17	FMR dikes and stockwork	3.28
587-615	28	14	Transitional carbonatite and carbonatite dikes and veins	4.02
667-676	9	4.5	Carbonatite stockwork	2.14

Drill hole RES10-53 (N90W, -45º; total depth 506 feet)

No significant results.

Drill hole RES10-54 (N90W, -70º; total depth 668 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
208-218	10	9.8	FMR stockwork	6.04
428-502	74	42	Carbonatite dikes and veins	2.78
538-568	30	17	Carbonatite dikes and stockwork	2.08

Drill hole RES10-55 (N90E, -45º; total depth 685 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
516-521	5	3.8	FMR dike and stockwork	5.55

Drill hole RES10-59 (N90W, -45º; total depth 535 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
21-45	24	17	FMR stockwork	1.50
357.5-386.5	29	19	FMR dikes and stockwork	1.74
406-416	10	3.4	FMR dikes and stockwork	2.09

Drill hole RES10-60 (N90W, -70º; total depth 897 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
113-117	4	1.4	FMR stockwork	2.30
369-397	28	14	FMR dike (369-384ft); carbonatite dike and stockwork (384-397ft)	4.68
443-463	20	7	Carbonatite dike	1.53
589-607	18	6	Biotite silicocarbonatite dike	3.45
790-837	47	27	Biotite silicocarbonatite dike and minor stockwork	5.95
867-877	10	2.6	Biotite silicocarbonatite dike and minor stockwork	4.10
				Gold (gpt)
583-637	54	18	Trachyte porphyry and biotite silicocarbonatite	2.95 (includes 12 ft @ 11.85gpt Au)

Drill hole RES10-61 (N45W, -45º; total depth 322 feet)

No significant results.

The results from the Bull Hill NW drill holes show significant REE mineralization in FMR/carbonatite/silicocarbonatite dikes and stockwork. The structural controls for the mineralized bodies remain incompletely understood in the target area. The strongly anomalous gold mineralization in drill hole RES10-60 is distributed in trachyte porphyry and crosscutting biotite silicocarbonatite dikes, with the highest-grade intercept (12 ft @ 11.85gpt Au) contained within a biotite silicocarbonate dike. This occurrence of overlapping gold and REE mineralization will be investigated during the Company’s 2011 exploration program.

Conceptual Carbonatite Plug Target Area

Initial geological interpretation of the Bull Hill SW dike swarm suggested that the REE-mineralized bodies were truncated against an inferred fault that appeared to run along the drainage west of Bull Hill (West Bull Hill fault). However, 2010 drill results from S45W trending holes that cut across the inferred fault zone, and the current results from drill holes RES10-51 and RES10-57, both collared west of the drainage/fault, indicate that significant REE mineralization is present in the area west of the Bull Hill drainage. The area was also identified for potential to host a deep carbonatite plug at depth. This interpretation was based on the presence of strong stockwork REE mineralization in FMR and carbonatite veins intersected in historic drilling by Molycorp and Hecla Mining Company, and by a coincident IP/resistivity anomaly that suggests the presence of abundant sulfide minerals at depths greater than 500 feet. Carbonatite bodies represent the most sulfide-rich lithologies in the district. Significant results from two exploration holes in the Conceptual Carbonatite Plug target area are reported in Table 3 below.

Table 3. Summary of new REE-mineralized drill intercepts in the Conceptual Carbonatite Plug Target Area:

Drill hole RES10-51 (S45W, -70º; total depth 680 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
8-51	43	33	FMR stockwork and minor dikes	1.89
136.5-165	28.5	22	FMR stockwork and minor dikes	2.53
258-284	26	22.5	FMR stockwork and dikes	3.56
353-386	33	21	FMR stockwork and dikes	1.85
423-445	22	17	Mixed FMR/carbonatite dikes and stockwork	1.67
473-508	35	27	FMR dikes and stockwork	2.27
565-593	28	21	Transitional carbonatite and carbonatite dikes and stockwork	2.62

Drill hole RES10-57 (S45W, -80º; total depth 1675 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
12-45	33	25	FMR dikes and stockwork	1.86
224-270.5	46.5	36	FMR dikes and stockwork	2.74
375-433	58	48	FMR stockwork and minor dikes	1.86
452-463	11	9	FMR dikes and stockwork	2.61
574.5-585	10.5	7	FMR dikes and stockwork	2.06
676.3-701	24.7	20	FMR stockwork and dike	4.09
779-790	11	8	FMR dike and stockwork	3.19
1050-1067	17	15	FMR dikes and stockwork	2.95
1103-1130	27	21	Mixed FMR and carbonatite stockwork	1.94
1185.5-1189	3.5	2.5	Carbonatite dikes	2.37
1228-1238.5	10.5	9	Carbonatite dikes	2.10
1269.5-1273.5	4	3.5	Carbonatite and silicocarbonatite stockwork	3.76
1327.3-1370.3	43	35	Carbonatite dikes and minor stockwork	2.97
1428-1467	39	30	Carbonatite dikes and stockwork	1.91

The data illustrate that significant REE mineralization is present in FMR and carbonatite dikes, veins, and stockwork zones west of the Bull Hill drainage, and that there may little or no offset of mineralized bodies across the structure inferred along the drainage west of Bull Hill. These results open up a large area west of Bull Hill for prospective REE mineralization.

Assaying and Quality Control

ALS Chemex conducted the assaying for the rare earth elements in their Vancouver, British Columbia assay facility. ALS Chemex Vancouver is accredited to ISO 9001 and operates according to ALS Group standards consistent with ISO 17025 methods at other laboratories. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.

Analytical quality is monitored through the use of randomly inserted quality control samples, including standards, blanks, and duplicates, which are blinded to the analytical laboratory. Results of the analyses at ALS Chemex are evaluated continuously by Dr Jeffrey Jaacks, the Company’s QA/QC consultant, who is a Qualified Person according to National Instrument 43-101. The results from the current data set indicate acceptable accuracy and precision. Blank analyses also indicate no issues with carry-over contamination.

Correction to News Release Dated 7 February 2011 “Rare Element Reports Additional REE Assays From Resource Areas and a New Target Area”

Rare Element notes that there were omissions and typographical errors in the section of the news release dated 7 February 2011 titled “Potential New Target Area”. The assay summary in Table 3 should be amended as follows:

Table 3. Summary of REE-mineralized intercepts in reverse circulation drill holes from the 2010 Sundance gold exploration project:

Drill Hole SUN-076 (N45W, -45º; total depth 615 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
100-110	10	-	FMR drill chips	1.66

Drill Hole SUN-079 (S80W, -45º; total depth 775 feet)

Interval (feet)	Intercept (feet)	Est. true width (ft)	Mineralized lithology	TREO (%)
0-5	5	-	FMR drill chips	1.69
15-45	30	-	FMR drill chips	4.69
700-760	60	-	Carbonatite drill chips	3.58

The amended assay table does not change the conclusion that the new target area northwest of the Whitetail Ridge target area represents another promising exploration area for the Bear Lodge project.

Rare Element Resources Ltd (TSX-V: RES: AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

N
S
E
W
Potential new target area
Whitetail Ridge target area
RES10-59, -60, -61
RES10-53, -54, -55
Bull Hill NW resource area
RES10-52
Bull Hill SW
resource area
RES10-46, -47, -50
RES10-44, -45,
RES10-51, -57
RES09-19
RES10-49
Bear Lodge Project
Rare Element Resources
2010 Drill Program
2010 holes_new assays_4-2011
2009 hole_2010 assay
2010 holes_previously released assays
RER_2009_Drill_Holes
RER_Pre-2009_Drill_Holes
0
200 feet

Figure 1. Bear Lodge project drill hole location map.